FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

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                NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
                    UNDER THE INVESTMENT COMPANY ACT OF 1940
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                              MFS SERIES TRUST XII

                            Exact Name of Registrant


                            NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                                    SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Boston and The Commonwealth of Massachusetts this 22nd day of December, 2005.

                                        Signature:  MFS SERIES TRUST XII
                                                    (Name of Registrant)


                                        By: SUSAN S. NEWTON
                                            Susan S. Newton
                                       (Name of director, trustee or officer
                                       signing on behalf of Registrant)

                                            Assistant Secretary
                                                 (Title)
Attest:  SUSAN A. PEREIRA
         Susan A. Pereira
         Assistant Secretary
         MFS Series Trust XII